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Metropolitan Life Insurance Company
One Madison Avenue, New York, NY 10010



                                              February 14, 1997


Metropolitan Life Insurance Company
 and Board of Managers
New England Variable Annuity Fund I
One Madison Avenue
New York, New York 10010

Gentlemen and Ladies:

       In my capacity as Associate General Counsel of Metropolitan Life Insurance Company (the "Company"), I am rendering the following opinion in connection with the filing with the Securities and Exchange Commission of a Notice on Form 24F-2 (the "Notice") pursuant to Rule 24f-2 under the Investment Company Act of 1940. The Notice is being filed with respect to individual variable annuity contracts issued on or before December 31, 1996 (the "Contracts") by New England Variable Annuity Fund I (the "Fund").

       In forming the following opinion, I have made such examination of law and examined such records and other documents as in my judgment are necessary and appropriate.

       It is my opinion that:

       1. The Contracts, when issued in accordance with the Prospectus of the Fund and in compliance with applicable local law, are legal and binding obligations of the Company in accordance with their terms;

       2. The full authorized consideration in respect of the issuance of the Contracts has been received by the Company; and

       3. Assets, attributable to reserves and other contract liabilities and held in the Fund, will not be chargeable with liabilities arising out of any other business the Company may conduct.

       I consent to the filing of this opinion with and as a part of the Notice under the Investment Company Act of 1940.

                                              Very truly yours,



                                              Christopher P. Nicholas
                                              Associate General Counsel